UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                    Central Vermont Public Service Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   155771108
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                                 (CUSIP Number)

                                  Jerry Zucker
                         c/o The InterTech Group, Inc.
                              Post Office Box 5205
                           North Charleston, SC 29405
                                 (843) 744-5174
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                with a copy to:
                            George S. King, Jr., Esq.
                          Haynsworth Sinkler Boyd, P.A.
                              Post Office Box 11889
                         Columbia, South Carolina 29211
                                 (803) 779-3080

                                 April 28, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                     Page 2 of 8
                                  SCHEDULE 13D
CUSIP NO.  155771108

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Jerry Zucker
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                    (b) [ ]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS PF
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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e) [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION USA
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7. SOLE VOTING POWER

          805,400
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     8. SHARED VOTING POWER

          2,000
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     9. SOLE DISPOSITIVE POWER

          805,400
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     10. SHARED DISPOSITIVE POWER

          2,000
     ---------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     807,400
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12.  CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES (See
     Instructions ) [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%
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14. TYPE OF REPORTING PERSON (See Instructions)

     IN
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
                                                                     Page 3 of 8


Item 1.     Security and Issuer

     Common stock of Central Vermont Public Service Corporation, 77 Grove Street, Rutland, Vermont 05701 (the "Issuer").

Item 2.     Identity and Background


     Jerry Zucker is a natural person who resides at 16 Buckingham Drive, Charleston, South Carolina 29407. Mr. Zucker's principal occupation is as the chief executive officer of The InterTech Group, Inc., Post Office Box 5205, North Charleston, South Carolina 29406. Mr. Zucker has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws. Mr. Zucker is a citizen of the State of South Carolina and the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

     The 807,400 shares of common stock as to which this filing relates were purchased for $17,520,096.05 with personal funds.

Item 4.     Purpose of Transaction

Mr. Zucker purchased the Shares for investment purposes. Mr. Zucker is continuing to review the performance of his investment and his investment alternatives. As part of his ongoing review of his investment in the Shares, Mr. Zucker may explore from time to time a variety of alternatives, including the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer in the open market or in privately negotiated transactions. Mr. Zucker may explore other alternatives with respect to his investment in the Shares, including but not limited to an extraordinary corporate transaction involving the Issuer, changes in the present board of directors or management of the Issuer, or changes in the Issuer's business or corporate structure. Although the foregoing reflects activities presently contemplated by Mr. Zucker with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that Mr. Zucker will take any of the actions referred to above.

Except as set forth in the preceding paragraph, as of the date hereof, Mr. Zucker does not have any plan or proposal that relates to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)      An   extraordinary   corporate   transaction,   such   as   a   merger,
         reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Zucker reserves the right to effect any such actions as he may deem necessary or appropriate in the future.

Item 5.     Interest in Securities of the Issuer

     Mr. Zucker beneficially owns 807,400 shares, or 6.6%, of the Issuer's common stock. He has sole voting, investment and dispositive power with respect to 805,400 and shares voting, investment and dispositive power with family members as to 2,000.

     The following shares were acquired in market transactions through brokers in the previous 60 days:

                                                                 Per Share
                   Shares                  Date                    Price
                   ------                  ----                    -----
                    5,000               02/18/2005                22.1500
                    5,000               02/18/2005                22.2500
                    5,000               02/18/2005                22.2500
                    1,700               02/18/2005                22.1900
                      500               02/18/2005                22.2000
                      100               02/18/2005                22.1500
                   11,100               02/22/2005                22.2500
                    1,800               02/22/2005                22.1500
                    1,600               02/22/2005                22.1200
                    1,300               02/22/2005                22.1200
                      600               02/22/2005                22.1500
                      400               02/22/2005                22.1100

                                                                 Per Share
                   Shares                  Date                    Price
                   ------                  ----                    -----
                      200               02/22/2005                22.1400
                      100               02/22/2005                22.1400
                    5,000               02/23/2005                22.2500
                    2,800               02/23/2005                22.2500
                      200               02/23/2005                22.2300
                    1,500               02/24/2005                22.1000
                    1,400               02/24/2005                22.1500
                      800               02/24/2005                22.0500
                      300               02/24/2005                22.0400
                      300               02/24/2005                22.0700
                    4,900               02/25/2005                22.2500
                      400               02/25/2005                22.2200
                      100               02/25/2005                22.2100
                      500               02/28/2005                22.2500
                      500               03/02/2005                22.2500
                      200               03/03/2005                22.2500
                      100               03/03/2005                22.2100
                      600               03/09/2005                22.2500
                    2,900               03/10/2005                22.2500
                      100               03/10/2005                22.2100
                    1,300               03/11/2005                22.2500
                    1,400               03/14/2005                22.2500
                      700               03/15/2005                22.2500
                   11,800               03/16/2005                22.2500
                   13,800               03/17/2005                22.2500
                      600               03/17/2005                22.2200
                    1,800               03/18/2005                22.2500
                      800               03/18/2005                22.2000
                      200               03/18/2005                22.2000
                      200               03/18/2005                22.2500
                    2,100               03/22/2005                22.2500
                    1,900               03/22/2005                22.2600
                      100               03/22/2005                22.3000
                    1,900               03/23/2005                22.1500
                    1,600               03/23/2005                22.0500
                    1,200               03/23/2005                22.0100
                    1,100               03/23/2005                22.2000
                    1,000               03/23/2005                22.1100
                    1,000               03/23/2005                22.0000
                      900               03/23/2005                22.1500
                      800               03/23/2005                22.0500
                      400               03/23/2005                22.0200
                      300               03/23/2005                22.1600
                      300               03/23/2005                22.2500
                      200               03/23/2005                22.2300
                      100               03/23/2005                22.2500
                      100               03/23/2005                22.1200
                      100               03/23/2005                22.2400

                                                                 Per Share
                   Shares                  Date                    Price
                   ------                  ----                    -----
                      100               03/23/2005                22.0200
                      100               03/23/2005                22.1000
                   13,700               03/29/2005                22.2600
                   25,100               03/30/2005                22.1100
                   24,500               03/30/2005                22.1000
                   14,100               03/30/2005                22.1000
                      700               03/30/2005                22.0000
                      500               03/30/2005                22.0000
                      500               03/30/2005                22.2500
                      300               03/30/2005                22.2300
                      200               03/30/2005                22.0700
                      100               03/30/2005                22.0600
                   11,500               03/31/2005                22.2500
                    9,200               03/31/2005                22.0200
                    5,600               03/31/2005                22.1300
                    4,100               03/31/2005                22.0700
                    3,300               03/31/2005                22.0500
                    3,000               03/31/2005                22.2500
                    2,600               03/31/2005                22.2100
                    2,500               03/31/2005                22.1000
                    1,000               03/31/2005                22.1100
                      500               03/31/2005                22.1400
                      400               03/31/2005                22.1700
                      300               03/31/2005                22.0400
                      200               03/31/2005                22.0600
                      100               03/31/2005                22.1500
                    5,500               04/01/2005                22.2500
                    3,900               04/01/2005                22.2500
                      900               04/01/2005                22.1000
                      800               04/01/2005                22.1100
                    5,000               04/04/2005                22.2300
                      300               04/04/2005                22.2500
                    7,200               04/04/2005                22.2500
                    4,700               04/05/2005                22.2500
                    2,400               04/05/2005                22.2500
                      300               04/05/2005                22.2400
                      400               04/07/2005                22.2000
                      200               04/07/2005                22.2500
                      100               04/07/2005                22.2100
                    1,500               04/08/2005                22.2947
                   27,400               04/11/2005                22.2600
                    3,300               04/11/2005                22.2500
                    1,600               04/12/2005                22.2413
                      800               04/13/2005                22.1825
                   11,300               04/15/2005                21.9959
                    6,300               04/18/2005                21.9953
                    4,900               04/18/2005                22.0494
                      400               04/19/2005                21.9200

                                                                 Per Share
                   Shares                  Date                    Price
                   ------                  ----                    -----
                   25,000               04/20/2005                22.0000
                    5,000               04/20/2005                22.0500
                    4,700               04/20/2005                21.9000
                    3,400               04/20/2005                21.8500
                    2,500               04/20/2005                22.0000
                      200               04/21/2005                22.0000
                   19,600               04/22/2005                22.2445
                    2,300               04/22/2005                22.1917
                      900               04/22/2005                21.9889
                    5,600               04/25/2005                22.0480
                    3,900               04/26/2005                21.6000
                    2,500               04/27/2005                21.7481
                    1,000               04/27/2005                21.5750
                      400               04/27/2005                21.5925
                   25,000               04/28/2005                19.3500
                   25,000               04/28/2005                20.2466
                    5,300               04/28/2005                20.7500
                    4,900               04/28/2005                20.0000
                    3,200               04/28/2005                19.5747
                    2,800               04/28/2005                20.2393
                    2,400               04/28/2005                19.7133
                    2,000               04/28/2005                19.4980
                    2,000               04/28/2005                19.5000
                    1,700               04/28/2005                20.4706
                   10,000               04/29/2005                21.0982
                    7,400               04/29/2005                20.6617
                    6,200               04/29/2005                21.1000
                    3,500               04/29/2005                20.2471
                      800               04/29/2005                21.1750
                      600               04/29/2005                20.9350
                   25,000               05/02/2005                21.4948
                   25,000               05/02/2005                21.4996
                    5,500               05/02/2005                21.5000
                    1,700               05/02/2005                21.2500
                      600               05/02/2005                21.0000
                    1,300               05/03/2005                21.4193
                    1,000               05/03/2005                21.2500
                   25,000               05/04/2005                21.7444
                   18,000               05/04/2005                21.7489
                      600               05/04/2005                21.4767
                    1,100               05/05/2005                21.7318

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

Item 7.  Material to be Filed as Exhibits


         None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 6, 2005

                                   s/Jerry Zucker
                                   ---------------------------------------------
                                   Jerry Zucker